Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated November 20, 2017, with respect to the combined balance sheets of  Liberty Interactive Corporation’s and Liberty Interactive LLC’s entire equity interests in Liberty Broadband Corporation, Charter Communications, Inc., FTD Companies, Inc., and LendingTree, Inc., the Evite, Inc. operating business and certain other assets and liabilities (collectively “HoldCo”) as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive earnings (loss), cash flows, and  equity, for each of the years in the three-year period ended December 31, 2016, included herein and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus on Form S-4.

/s/  KPMG LLP

Denver, Colorado
November 20, 2017